Exhibit 99.46

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

October 19, 2011

  U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

CREAM MINERALS REPORTS IN-FILL DRILL RESULTS FOR

THE DOS HORNOS 1 ZONE, NUEVO MILENIO

SILVER –GOLD PROJECT, MEXICO

Vancouver, BC – October 19, 2011 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”) is pleased to provide in-fill drilling results for the Dos Hornos 1 zone, one of three higher grade silver and gold zones associated with quartz veins and quartz stock work zones. The in-fill drilling of Dos Hornos 1 is one aspect of the 20,292 metre diamond drill program recently completed at the 100% owned Nuevo Milenio Silver-Gold Project, Nayarit State, Mexico. Nuevo Milenio covers a low sulphidation, epithermal precious metal prospect containing silver-gold mineralization in quartz vein quartz stock work zones hosted within a collapsed caldera.

Results for ten in-fill drill holes on the Dos Hornos Zone 1 are presented below. Some of the in-fill drill holes intersected veins in a structure identified as the Northern Transitional Zone which appears to run parallel to Dos Hornos 1.  These results should be viewed in combination with seven previously released assays (see Cream news release March 30, 2011 and June 21, 2011) to obtain a better understanding of the Dos Hornos 1 zone. The objective of the in-fill drilling on Dos Hornos 1 was to confirm grade, width and continuity of the vein structures which has been achieved. Assay results from the drill program on Dos Hornos 1 to date meet or exceed expectations.

Nuevo Milenio contains a NI 43-101 compliant Inferred Mineral Resource of 54.6 million ounces silver equivalent at an average grade of 251 g/t silver and 1.660 g/t gold. Prices employed at the time of the report were USD$10.28 silver and USD$816.09 gold. For complete details of the Inferred Mineral Resource see Table - Revised NI 43-101 Report, dated December 24, 2008 on page six of this news release.

HIGHLIGHTS OF THE DRILL RESULTS

Highlights include significant drill intersections (intersections are drill widths, true widths are 50% to 70% of drill intersected width depending on drill inclination).

DH 1-12-11

155.00 g/t Ag and 0.366 g/t Au over 22.00 metres including 215.44 g/t Ag and 0.506 g/t Au over 14.00 metres, and 319.40 g/t Ag and 0.735 g/t Au over 8.00 metres or 592.25 g/t Ag and 1.384 g/t Au over 4.00 metres or 641.50 g/t Ag and 1.522 g/t Au over 2.00 metres.

DH 1-13-11

99.48 g/t Ag and 0.2.42 g/t Au over 10.00 metres, including 125.73 g/t Ag and 0.304 g/t Au over 6.00 metres, 159.89 g/t Ag and 0.401 g/t Au over 4.00 metres and 223.60 g/t Ag and 0.645 g/t Au over 2.00 metres.

DH 1-14–11

88.30 g/t Ag and 0.287 g/t Au over 16 metres including 155.40 g/t Ag and 0.522 g/t Au over 8.00 metres and 203.20 g/t Ag and 0.690 g/t Au over 6 metres, or 277.00 g/t Ag and 0.980 g/t Au over 4.00 metres or 362 g/t Ag and 1.592 g/t Au over 2.00 metres.

ASSAY RESULTS

DOS HORNOS 1

SECTION 0

DH 1-18-11 is located in front of shaft 1 and intersected the Dos Hornos vein at the contact with the N20E/60S fault from 15 metres to 21 metres. It intersected additional quartz veins and quartz stock work in the FW of the fault which is part of the Northern Transitional Zone.

Description	Sample	From	To	Width	Ag	Au
DH 1-18-11	Number	metes	metres	metres	g/t	g/t
Stock work. breccia	2096	15.00	17.00	2.00	14.40	0.036
Quartz vein	2097	17.00	19.00	2.00	100.90	0.468
Stock work, breccia	2098	19.00	21.00	2.00	19.90	0.070

SECTION 1a

The objective of drill holes DH 1-16 -11 and DH 1-17-11 were to test the Dos Hornos 1 structure  in the HW of a fault (N70E/65S).  Both drill holes appeared to intersect the fault and cut quartz veining, which at this time is thought to be part of a structure identified as the Northern Transitional Zone.

DH 1-16-11

The mineralized section was intersected in the hanging wall and in the N70E/65S fault.

Description	Sample	From	To	Width	Ag	Au
DH 1-16-11	Number	metes	metres	metres	g/t	g/t
Quartz, fractured broken	2388	40.00	42.00	2.00	70.70	0.275
	2389	42.00	44.00	2.00	12.70	0.027
	2390	44.00	46.00	2.00	8.30	0.035
Fault N70E/65 S	2391	59.00	61.00	2.00	1.00	<0.005

DH 1-17-11

This drill hole did show quartz stock work within a zone of faulting and intense fracturing at approximately 50 metres.  This area of quartz stock work could represent the N70E/65S fault which off sets the Dos Hornos 1 structure.  Assays from drill hole DH 1-17-11 returned low values.

SECTION 1b

Drill holes DH 1-14-11 and DH 1-15-11 are in-fill drill holes. The purpose of these holes was to demonstrate continuity of the structure and grade.  DH 1-14-11 intersected the structure confirming continuity and the assays confirmed good silver and gold grades.   Drill hole DH 1-15-11 cut a fault zone intersecting gouge, breccia and intense faulting consequently the assay values were low.

DH 1-14-11

As stated above objective of drill hole DH 1-14-11 was to place an in-fill drill hole between cross cut adit 4  and Shaft 5 (these represent the main Spanish workings on DH 1) to determine  if the structure is continuous and the grade are equal to or superior to historical grades.

Description	Sample	From	To	Width	Ag	Au
DH1-16-11	Number	Metres	Metres	Metres	g/t	g/t
Weighted average	2296-303	117.00	133.00	16.00	88.30	0.287
including	2296-99	117.00	125.00	8.00	155.40	0.522
including	2296-98	117.00	123.00	6.00	203.20	0.690
including	2296-97	117.00	119.00	4.00	277.00	0.980
including	2296	119.00	121.00	2.00	191.2	0.367
including	2297	121.00	123.00	2.00	362.8	1.592

DH 1-15-11

The mineralized quartz stock work zone is cut by faulting producing gouge, breccia and intense fracturing in places. Fe-oxides and minor Mn-oxides observed along the fractures indicates water circulation which caused oxidation of sulphides, leaching and deposition of oxides. The significant oxidation resulted in low assay values.

Description	Sample	From	To	Width	Ag	Au
DH 1-15-11	Number	Metres	Metres	Metres	g/t	g/t
Stock work	2330	127.00	129.00	2.00	0.8	<0.005
Quartz veining	2331	129.00	131.00	2.00	116.8	0.163
Quartz breccia - fault	2332	131.00	133.00	2.00	20.9	0.028
Fault 50 degree to core	2333	133.00	135.00	2.00	5.6	0.012
Breccia, quartz	2334	135.00	137.00	2.00	2.6	<0.005
Breccia, quartz	2335	137.00	139.00	2.00	2.7	0.006

SECTION 2

In-fill drilling conducted in Section 2 consisted of holes DH 1-02-11, DH 1-12-11 and DH 1-13-11. These drill holes demonstrated better grade than the diamond drilling completed in 2003 and 2006 in this section.

DH 1-12-11 was drilled to check the structure between DH 1-02-11 and DDH 14-06.

Description	Sample	From	To	Width	Ag	Au
DH 1-12-11	Number	Metres	Metres	Metres	g/t	g/t
Weighted average	52616-28	104.00	126.00	22.00	155.00	0.366
including	52617-22	106.00	118.00	14.00	215.44	0.506
including	52620 23	112.00	120.00	8.00	319.40	0.735
including	52621-22	114.00	118.00	4.00	592.25	1.384
including	52617	106.00	108.00	2.00	228.30	0.624
including	52621	114.00	116.00	2.00	641.50	1.522
including	52622	116.00	118.00	2.00	543.00	1.246

DH 1-13-11 The objective of this drill hole was to test the structure below DDH 14-06. The assays indicate good mineralization at depth below DDH 14-06.

Description	Sample	From	To	Width	Ag	Au
DH 1-13-11	Number	Metres	Metres	Metres	g/t	g/t
Zone 1
Weighted average	52645-46	146.00	150.00	4.00	46.50	0.0195
Zone 2
Weighted average	2251-55	158.00	168.00	10.00	99.48	0.242
including	2253-55	162.00	168.00	6.00	125.73	0.304
including	2253-54	162.00	166.00	4.00	159.89	0.401
including	2254	164.00	166.00	2.00	223.60	0.645
Zone 4
Weighted average	2267-71	226.00	236.00	10.00	15.83	0.031
including	2670-71	232.00	236.00	4.00	49.50	0.256
including	2270	232.00	234.00	2.00	53.60	0.183
Zone 5
Weighted average	2284	285.50	287.50	2.00	59.00	0.512

SECTION 3

Trench 2, Shaft 5, which contains three sub levels, and DDH 02-06, DDH 03-06 in addition to DH 1-01-11 and DH 1-08-11 tested this section. All assays have been reported including the 2011 drill results (See Cream news release March 30, 2011 and June 21, 2011) returning good values.

SECTION 3A

DH 1-19-11 and DH 1-20-11 were drilled as in-fill holes. The assay results have not been received as of the date of this new release.

SECTION 4

In-fill holes DH 1-09-11, DH 1-10-11, and DH 1-11-11 were drilled in Section 4.

DH 1-11-11 intercepted a low grade mineralized section. It is not clear if this is the Dos Hornos 1 main structure or a parallel zone in the hanging wall of the N70W/65 Fault. This is part of the transitional zone between the N80W Fault and the N segment of the N70E fault.

Description	Sample	From	To	Width	Ft	Ag	Au
DH 1-11-11	Number	Metres	Metres	Metres		g/t	gt
Weighted average	52521 -29	240.00	258.00	18.00	59.04	29.540	0.124
including	52521-22	240.00	244.00	4.00	13.12	40.85	0.210
including	52528 -29	254.00	258.00	4.00	13.12	26.300	0.269
including	52522	242.00	244.00	2.00	6.56	53.00	0.291
including	52529	256.00	258.00	2.00	6.56	32.30	0.505

NORTHERN TRANSITIONAL ZONE

SECTION 0

DH1-06-11 and DH1-07-11 located NW of the N70E/65 fault lie within the Northern Transitional Zone associated with Dos Hornos 1.

DH 1-06-11 intersected at least two quartz veins which are stacked by sub parallel faulting.

Description	Sample	From	To	Width	Ag	Au
DH 1-06-11	Number	metes	metres	metres	g/t	g/t
Zone 1
Weighted average	51920-22	55.00	59.60	4.60	32.86	0.11

Zone 2
Weighted average	51946-52	135.50	147.50	12.00	29.71	0.195
including	51949-52	140.00	147.50	7.50	38.45	0.260
including	51951-52	144.00	147.50	3.50	59.26	0.343

DH 1-07-11 cut two main vein systems which also appear to be stacked by sub parallel faulting.  The last vein intercepted is to the NE of the Dos Hornos 1 zone under laying Arroyo Guadalapana.

Description	Sample	From	To	Width	Ag	Au
DH 1-07-11	Number	metes	metres	metres	g/t	g/t
Zone 1
Fault Breccia	51957	86.30	88.30	2.00	48.20	0.155
Zone 2
Fault breccia	51999	221.50	223.10	1.60	28.10	0.029
Zone 3
Fault breccia	52000	223.10	223.80	0.70	31.10	0.075

SECTION 1a

The purpose of drill holes DH 1-16-11 and DH 1-17-11 was to test the area near a fault cutting in front of Adit 1.

DH 1-16-11 The mineralized section was intersected in the hanging wall of the N70E/65S fault at the fault contact and hence represents only a portion of the zone.

Description	Sample	From	To	Width	Ag	Au
DH 1-16-11	Number	metes	metres	metres	g/t	g/t
Qtz, fractured broken	2388	40.00	42.00	2.00	70.70	0.275
	2389	42.00	44.00	2.00	12.70	0.027
	2390	44.00	46.00	2.00	8.30	0.035
Fault N70E/65 S	2391	59.00	61.00	2.00	1.00	<0.005

DH 1-17-11 Did show quartz stock work within a zone of faulting and intense fracturing at about 50 metres which possibly represents the N70E/65S fault therefore the Dos Hornos 1 structure in the HW of the fault was not intersected.

SUMMARY

Drill results to date on the Dos Hornos 1structure have demonstrated continuity of the structure along strike and down dip. In addition, stacked sections by repetition of the structure through faulting were observed in several drill holes. A higher grade silver-gold core was defined within the centre part of the Dos Hornos 1 (Section 1 to Section 4) plunging to the south east having a halo of good grade mineralization. As in other zones (Dos Hornos 2, Veta Tomas) sub-parallel fault sections show low assay values which are localized occurrences. Gold grades returned to date are equal to or better than historical assay results which indicates the possibility of higher silver equivalent mineralization.  Drill holes located in the Northern Transitional Zone (DH 1–06-11, DH 1–07-11, DH 1-18–11) have cut several unknown blind veins. These veins are a very important discovery at Nuevo Milenio. They demonstrate silver-gold values and it is possible they may host higher grade mineralization. The identification of the Northern Transitional Zone structure opens yet another important exploration target at Nuevo Milenio. The Northern Transitional Zone is in addition to the Transitional Zone reported in Cream news release September 13, 2011 which is now referred to as the Southern Transitional Zone.

Revised NI 43-101 Report, dated December 24, 2008 by F. Holcapek, P. Eng.

Dos Horns (U/G)	Width m	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Dos Hornos Segment 1	4.70	1,173,901.56	165.34	1.500	6,552,238.85	59,400.00
Dos Hornos Segment 2	4.06	746,528.32	201.95	1.770	4,847,215.70	42,390.25
Veta Tomas	5.09	1,246,162.50	351.19	1.280	14,070,467.48	51,344.17
Once Bocas	2.42	1,921,162.50	252.59	1.920	15,602,012.74	118,347.79
Total		5,087,754.88	251.09	1.660	41,071,934.77	271,482.21

Tonnes: 5,088,000 Ag: 251.09 g/t, Au: 1.660 g/t. Ag: 41,072,000 oz, Au: 271,500 oz.

Silver Equivalent (Gold-Silver price Ratio = 50:1): 54,647,000 oz (In-Situ).

Metal prices employed were USD$10.28 per ounce Ag and USD$816.09 per ounce Au.

A cut-off grade of US$ 45.00 per tonne or 131g/t Ag equivalent was used.

All logging of drill core is completed and all core samples were shipped to the Preparation Laboratory of Inspectorate.  Reclamation work initiated consists of levelling of drill site and filling in of water sumps followed by planting of up to 1000 native trees and seeding native grass.

Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Project. He is responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of National Instrument NI 43-101.

Samples are prepared in the Preparatory Laboratory of Inspectorate in Durango, Durango. In addition to the in-house check assaying, Cream Minerals De Mexico instructed Inspectorate to take approximately 20% (1 sample out of 5) as marked on the sample shipping paper and take a split from the prepared samples.  All samples are shipped to the Inspectorate Laboratory in Reno, Nevada. The check samples are shipped to the Steward Group’s Preparation Lab in Zacatecas for shipping to their main Laboratory in Kamloops, B.C. for assaying. All samples are assayed using Inspectorates Genx 30 31 Element Package

Au&Ag/FA/AA plus 29 elements ICP-AES Scan by aqua regia digestion & Hg by CVAA. The Steward Group uses their equivalent to the Genx 30 package of Inspectorate for assaying.

Cream Minerals is a silver-gold exploration company. The Company’s flag ship project is the Nuevo Milenio silver-gold project in Nayarit State Mexico.  To learn more about Cream Minerals please click here www.creamminerals.com

Christopher Hebb, LLB,  Chairman

Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Ventura Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities regulations and including "forwarding-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This forward-looking information is made as of the date of this News Release and except as required under applicable securities legislation, the Company does not intend and does not assume any obligation to update this forward-looking information.  Forward looking information is based on management's current expectations and beliefs and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking information in this News Release includes, but is not limited to the planned drilling program on the Nuevo Milenio project and the Nuevo Milenio project’s estimated mineral resource.  Forward-looking information is based on a number of assumptions which management believes are reasonable including that equipment, personnel and approvals will be available when required to complete the planned drilling program, that no disruption to the program will occur as a result of breakdown, labour disputes, or natural hazards, that the assumptions underlying the inferred resources estimate are valid, including but not limited to the projected future prices of silver and gold, continuity of mineralization and grades, and expected recovery methods and rates.  Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials are more than expected, that the future price of silver and/ or gold will differ materially from those implied or estimated, that Canadian / US dollar exchange rates vary in a manner that has a negative effect on the resource estimate, unanticipated delays in obtaining governmental approvals or required financing; that changes in project parameters result in increased costs, of unexpected variations in mineralization, grade or recovery rate and other factors on which the mineral resource estimate is based, of failure of equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mineral exploration and development; a deterioration in general economic conditions; and changes in laws, rules and regulations applicable to Cream and the Nuevo Milenio project.

CAUTIONARY NOTE TO U.S. READERS REGARDING MINERAL RESOURCES

The United States Securities and Exchange Commission ("SEC") allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company uses certain terms in this document, such as "mineral resources", and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.  U.S readers are cautioned that while the term ‘inferred resource’ is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

LEGEND
2011 Drill holes
2003/ 06 Drill Holes
Shafts
Trenches
Adits – x-cuts
521400 E
521600 E
2361000N
2360900N
2360800N
2360700N
Section 0
Section 1a
Section 1
Section 1b
Section 2
Section 3
Section 3a
Section 4
DOS HORNOS ZONE 1, SEGMENT 1
TRANSITIONAL ZONE NORTH
TRANSITIONAL ZONE SOUTH
TRANSITIONAL ZONE SOUTH
Shaft 1
Shaft 2
Shaft 3
Shaft 4
Shaft 5
Shaft 7
Shaft 8
Shaft 9
Shaft 10
Adit 1
Adit 3
X- cut Adit 4
Trench 1
Trench 2
Trench 3
Trench 4
DH1-06-11
DH1-18-11
DH1-16-11
DH1-07-11
DH1-17-11
DH1-03-11
DH1-05-11
DH1-15-11
DH1-14-11
DH1-04-11
DH1-13-11
DH1-12-11
DH1-02-11
DH1-01-11
DH1-19-11
DH1-20-11
DH1-08-11
DH1-09-11
DH1-10-11
DH1- 11-11
DH2- 15-11
DH2- 16-11
DH2- 13-11
DH2- 14-11
DDH-05-06
DDH 01 - 06
DDH 06 - 06
DDH-17-03
DDH 18-03
DDH-14-06
DDH-02-06
DDH-03-06
DDH-09-06
DD H1- 03
DDH-01-03/02-03
DDH-11-06
DDH-10-06
DDH-07-33
DDH-07-32
1065
0 m
25 m
50 m

Cream Minerals De Mexico S.A. De C.V.

Nuevo Milenio, Dos Hornos 1
Drill Plan 2011

F. Holcapek, P.Eng. | August 2011
Ing. German Francisco | 2005 to 2008